messageBgone, Inc.

2360 Corporate Circle, Suite 400

Henderson, NV 89074-7739

November 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	messageBgone, Inc.
Registration Statement of Form S-1 (the "Registration Statement") filed on November 16, 2015 Commission File Number: 333-208024

Dear Ms. Jacobs:

On behalf of messageBgone, Inc. (the "Company"), this letter responds to your correspondence dated November 17, 2015, regarding the above referenced Registration Statement.

In your letter you advise that the Company failed to include an audit report in its Registration Statement as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. The Company did receive this audit report. However, it was inadvertently omitted from the Registration Statement. Accordingly, Company has amended its Registration Statement to include the audit report, which it has filed today, November 18, 2015, via EDGAR.

Please note that any further correspondence regarding the Company's Registration Statement, as amended, or the Company's filings generally should be directed to the attention of Mr. Wilaiphan.

Thank you for your assistance with this mater.

Sincerely,

/s/ Arraya Wilaiphan

Arraya Wilaiphan

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer